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                                                                   EXHIBIT 99(B)


INDEPENDENT ACCOUNTANTS' REPORT


The Board of Directors
Greenwood Trust Company and
U.S. Bank National Association:

We have examined management's assertion, dated January 21, 1999, that, as of November 30, 1998, Greenwood Trust Company ("GTC") maintained effective internal control over financial reporting, insofar as such internal control relates to the servicing procedures provided by GTC to prevent or detect misstatements due to error or fraud in amounts that would be material in relation to the assets of the Discover Card Master Trust I, Series: 1993-1, 1993-2, 1993-3, 1994-2, 1994-3, 1994-A, 1995-1, 1995-2, 1995-3, 1996-1, 1996-2, 1996-3, 1996-4, 1996-5,
1997-1, 1997-2, 1997-3, 1997-4, 1998-1, 1998-2, 1998-3, 1998-4, 1998-5, 1998-6,
and 1998-7 (the "Trust") under Sections 3.03, 4.03, 4.04, 4.05, and 8.07 of the
Pooling and Servicing Agreement, dated October 1, 1993, as amended; and Sections 9, 13 and 14 of the Series Supplements, dated October 27, December 1, and November 23, 1993; August 24, October 14, as amended, October 20, and December 20, 1994; and April 19, August 1, and September 28, 1995; as amended, January 18, January 29, February 21, April 30 and July 24, 1996; and August 26, October 15, October 23, and October 31, 1997; January 14, March 4, March 25, April 9, June 12, July 30 and November 12, 1998, respectively (the "Agreement").

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over financial reporting, testing, and evaluating the design and operating effectiveness of internal control, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that, as of November 30, 1998, GTC maintained effective internal control over financial reporting, insofar as such internal control relates to the servicing procedures provided by GTC, to prevent or detect misstatements due to error or fraud in amounts that would be material in relation to the assets of the Trust under the Agreement, taken as a whole, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.



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This report is intended solely for the information and use of the Board of
Directors and management of GTC, U.S. Bank National Association as Trustee, and the Investor Certificateholders, and is not intended to be and should not be used by anyone other than these specified parties.


                                                   /s/ Deloitte & Touche, LLP
                                                   -----------------------------



January 22, 1999